UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MIDAS MEDICI GROUP HOLDINGS, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

60921A107
(Cusip Number)

May 24, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60921A107

(1) Name of Reporting Person:

Frank Asante-Kissi

(2) Check the Appropriate Box if a Member of a Group:

(a)	_____
(b)	___

(3) SEC Use Only

(4) Citizenship or Place of Organization:

U.S.A.

NUMBER OF	(5)	Sole Voting Power:	100,000

SHARES
			0
BENEFICIALLY	(6)	Shared Voting Power:

OWNED BY

EACH REPORTING	(7)	Sole Dispositive Power:	100,000

PERSON WITH:
	(8)	Shared Dispositive Power:	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person:

100,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

(11)	Percent of Class Represented by Amount in Row (9):	8.16%

(12)	Type of Reporting Person:	IN

Item 1 (a).            Name of Issuer:

Midas Medici Group Holdings, Inc.

Item 1(b).             Address of Issuer’s Principal Executive Offices:

445 Park Avenue, 20th Floor, New York, NY 10022

Item 2(a).             Name of Person Filing:

Frank Asante-Kissi

Item 2(b).             Address of Principal Business Office or, if none, Residence:

              445 Park Avenue, 20th Floor, New York, NY 10022

Item 2(c).             Citizenship:

U.S.A

Item 2(d).             Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e).             CUSIP Number:

60921A107

Item 3.                 Type of Person:

Item 4.                 Ownership:

a.	Amount Beneficially owned:	100,000

b.	Percent of Class:	8.16%

c.	Number of shares as to which person has:

	(i) Sole power to vote or to direct the vote:	100,000

	(ii) Shared power to vote or to direct the vote:	0

	(iii) Sole power to dispose or to direct the disposition of:	100,000

	(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or less of a Class:

	n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

	n/a

Item 8.	Identification and Classification of Members of the Group:

	n/a

Item 9.	Notice of Dissolution of Group:

	n/a

Item 10.               Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2009	By:	/s/ Frank Asante-Kissi
Frank Asante-Kissi

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